ANCHOR SERIES TRUST
AMENDMENT NO. 6 TO BY-LAWS
The By-laws of Anchor Series Trust (the “Trust”) shall be amended in the following respect:
1.	The following is added to the last sentence in Article II, Section 2.2 of the Trust’s By-Laws:

Unless the Investment Company Act of 1940 requires that a particular action be taken only at a meeting at which the Trustees are present in person, under certain circumstances any action to be taken by the Trustees at a meeting may be taken without such meeting by the written unanimous consent of the Trustees given by facsimile or other electronic means.